November 18, 2008

VIA FEDERAL EXPRESS AND ELECTRONIC TRANSMISSION ON EDGAR

AS A CORRESPONDENCE FILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Phone:  202-551-3810

Attention:  Mr. Larry Spirgel, Assistant Director

Division of Corporation Finance

Re:	LIN TV Corp.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 1-31311

LIN Television Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 0-25206

Dear Mr. Spirgel:

We, LIN TV Corp. and LIN Television Corporation (collectively, “LIN” or the “Company”), are in receipt of your letter dated October 31, 2008, which sets forth a comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007.  For your convenience, the Company’s response immediately follows the Comment from your letter that has been copied below in its entirety.

Form 10-K for Fiscal Year ended December 31, 2007

Consolidated Statement of Cash Flows, pages F-6 and F-48

1.               Tell us what the cash and cash equivalents from discontinued operations represents and its relationship to cash provided by (used in) operating activities and investing activities from discontinued operations.  In this regard, we noted the change in cash and cash equivalents from discontinued operations is not fully explained by cash provided by (used in) operating activities and investing activities from discontinued operations.

Response:

As a preliminary matter, we draw your attention to Note 3 (on pages F-18/F-19 and F-57/F-58/F-59) of the Consolidated Financial Statements included in the Company’s 2007 Form 10-K for further description of the discontinued operations classification for the Puerto Rico operations and the Banks Broadcasting’s television stations.

A.            Discussion regarding cash and cash equivalents from discontinued operations.

Cash and cash equivalents from discontinued operations at December 31, 2007, 2006 and 2005 represents cash in the operating bank accounts of the Puerto Rico operations as of such dates.  Cash in the operating bank accounts of Banks Broadcasting is included in cash and cash equivalents and not recorded as “assets held for sale” on the Company’s balance sheets at December 31, 2007 and 2006 as those accounts will not be included in the sale of the remaining Banks Broadcasting television station.

The cash flows from discontinued operations reflected on the consolidated statement of cash flows for the years ended December 31, 2007, 2006 and 2005 represent the following:

a)                                                             Cash flow attributable to the 100% owned Puerto Rico operations through date of disposition to InterMedia Partners VII, L.P. on March 30, 2007.

b)                                                            Cash flow attributable to the Company’s 50% ownership interest in the Banks Broadcasting investment (consolidated under FIN 46(R)).

B.                                     Relationship to cash provided by (used in) operating activities and investing activities from discontinued operations.

More specifically, the total amounts shown for net cash provided by (used in) operating activities for discontinued operations for the years ended December 31, 2005, 2006 and 2007 reflect  $2.1 million, $1.1 million, and $(8.2) million, respectively, from the Puerto Rico operations (with the $(8.2) million representing the period January 1, 2007 to March 30, 2007, the date of disposition of the Puerto Rico operations), and $0.2 million, $4.0 million and $(4.6) million, respectively, from Banks Broadcasting.

The amounts shown for net cash used in investing activities for discontinued operations for the years ended December 31, 2005 and 2006 of $2.0 million and $0.6 million, respectively, are related primarily to capital expenditures for the Puerto Rico operations and the operations of the Banks Broadcasting’s stations. The amounts shown for net cash provided by investing activities for discontinued operations for the year ended December 31, 2007 of $138.8 million represent the net cash proceeds from the sale of (i) the Puerto Rico operations in March 2007, (ii) KSCW-TV, a Banks Broadcasting station, in July of 2007, and (iii) 700 MHz licenses held by Banks Broadcasting in 2007.

We followed Footnote 10 of FAS 95, for guidance in preparing our statement of cash flows, which states, “Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required. An enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation.”

Our relationship with each of our Puerto Rico operations and Banks Broadcasting operations includes use of a centralized cash management system that processes payments including payments to vendors, employees, debt amortization and interest payments.  Cash transferred from discontinued operations as a result of this centralized cash management system was $132.3 million, $3.8 million and $0.7 million, for the years ended December 31, 2007, 2006 and 2005, respectively.  Cash transfers for the year ended December 31, 2007 include the $131.9 million proceeds received from the sale of the Puerto Rico operations.

In response to the Staff’s request, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  The Staff  comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Staff’s comment.  We are happy to provide any additional information the Staff requires in order to clarify the content of this response or further clarify the disclosure contained in our filings.  Should you have any questions, please contact me at (401) 457-9510.

Sincerely,

/s/ Richard J. Schmaeling
Richard J. Schmaeling
Senior Vice President, Chief Financial Officer

cc:	Melissa Kindelan
Staff Accountant
Securities Exchange Commission

Robert S. Littlepage, Jr.
Accounting Branch Chief
Securities Exchange Commission